UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

ZULU ENERGY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

989775101
(CUSIP Number)

Brian Hughes
LMA Hughes LLLP
8400 Prentice Avenue, PH 1500
Greenwood Village, CO 80111
(303) 409-7625

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 23, 2009
 (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989775101                                                      13D                                            Page  of [2 of 4] Pages
______________________________________________________________________________________
1)           NAME OF REPORTING PERSONS 1

(a)	LMA Hughes LLLP (“LMA Hughes”)

(b)	Hughes Ventures, Inc. (“Hughes Ventures”)

(c)	Brian Hughes

______________________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☐
______________________________________________________________________________________
3)           SEC USE ONLY
______________________________________________________________________________________
4)           SOURCE OF FUNDS (See Instructions)

OO
______________________________________________________________________________________
5)           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) ☐
______________________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION

(a)   Colorado     (b)  Colorado     (c) United States
______________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
28,900,000 shares
	8)	SHARED VOTING POWER
0
	9)	SOLE DISPOSITIVE POWER
28,900,000 shares
	10)	SHARED DISPOSITIVE POWER
0

______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,900,000 shares
______________________________________________________________________________________
12)           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)                                                 ☐
______________________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

32.11%
______________________________________________________________________________________
14)           TYPE OF REPORTING PERSON (See Instructions)

(a) PN
(b) CO
(c) IN
______________________________________________________________________________________

1 Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is LMA Hughes.  This statement is also being filed on behalf of Hughes Ventures and Mr. Hughes.  Hughes Ventures is the general partner of LMA Hughes.  Mr. Hughes is the president of Hughes Ventures and exercises voting and dispositive control over the securities held by LMA Hughes.

Schedule 13D
Under the Securities Exchange Act of 1934

This Amendment No. 1 to Schedule 13D is filed solely to report the disposition by LMA Hughes of shares of common stock, par value $0.001 per share (the “Common Stock”), of Zulu Energy Corporation, a Colorado corporation, having its principal executive offices at 999 18th Street, 30th Floor, Denver, Colorado 80202, and is being filed by the Reporting Persons identified in Item 1 above.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 23, 2009, LMA Hughes caused to be transferred to a third party an aggregate amount of 750,000 shares of Common Stock as payment for services rendered by the third party to LMA Hughes.

Item 5.                      Interest in Securities of Issuer

Item 5(c) is amended and restated to read as follows:

(c)	The information required by Item 5(c) is set forth in Item 3 and incorporated herein by reference.

SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

LMA HUGHES LLLP By: Hughes Ventures, Inc., its general partner

Date: January 29, 2009	By:	/s/ Albert J. Rogers, attorney-in-fact
Brian Hughes, President

HUGHES VENTURES, INC.

By:	/s/ Albert J. Rogers, attorney-in-fact
Brain Hughes, President

By:	/s/ Albert J. Rogers, attorney-in-fact
Brian Hughes, individually